SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Perspecta Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

715347100
(CUSIP Number)

Ramzi M. Musallam

c/o Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, NY 10019

Copy to:

Richard A. Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715347100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON The SI Organization Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,877,244 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%*
14	TYPE OF REPORTING PERSON CO

*	All percentages of Common Stock (as defined below) contained herein are based on 160,963,698 shares of Common Stock outstanding as of October 30, 2020.

CUSIP No. 715347100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON The Veritas Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,877,244 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 715347100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Veritas Capital Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,877,244 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 715347100	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Ramzi M. Musallam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,273,341 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,273,341 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,273,341 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 715347100	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Perspecta Inc., a Nevada corporation (the “Company”).

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the standstill obligations under the Side Letter Agreement disclosed in the Original 13D, Veritas Capital Management is prohibited from making any offer to acquire shares of Common Stock it does not already own. On January 6, 2021 (the “Effective Date”), the Company granted Veritas Capital Management a limited waiver from certain of these standstill obligations (the “Limited Standstill Waiver”). Under the Limited Standstill Waiver, Veritas Capital Management will be permitted to make confidential offers or proposals to the board of directors of the Company (the “Board”) with respect to an acquisition, including a potential cash acquisition of all of the shares of Common Stock it does not already own (a “Potential Transaction”). Except for certain limited provisions, the Limited Standstill Waiver will expire at 5:00 p.m. New York City time on the date 60 days from the Effective Date, at which time all standstill obligations under the Side Letter Agreement will again apply in accordance with the terms of the Side Letter Agreement.

In connection with exploring a Potential Transaction, Veritas Capital Management has been granted access to initial due diligence materials from the Company, engaged financial and legal advisers and is in preliminary discussions with the Company regarding a Potential Transaction. Veritas Capital Management plans to engage in confidential discussions and negotiations with the Company, members of management, and the Board regarding the Potential Transaction. Veritas Capital also plans to engage in confidential discussions with potential debt and equity financing sources, and other third parties regarding the Potential Transaction. If such a Potential Transaction were to occur, one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Company or an extraordinary corporate transaction (such as a merger) involving the Company, and the shares of Common Stock would no longer be publicly traded and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

While Veritas Capital Management currently intends to submit a bid for such transaction, any final decision by Veritas Capital Management to proceed with a Potential Transaction will be subject to the completion of its due diligence review, agreement with the Company on definitive terms and documentation with respect to a Potential Transaction and receipt of internal approvals, among other things. Veritas Capital Management ultimately may decide not to pursue a Potential Transaction, and even if Veritas Capital Management does pursue a Potential Transaction, it may be unable to negotiate and execute a definitive agreement with the Company for a Potential Transaction (for example, if it is unable to reach agreement with the Company on the price per share of Common Stock to be paid).

CUSIP No. 715347100	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

CUSIP No. 715347100	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 6, 2021

THE SI ORGANIZATION HOLDINGS LLC
By:	The Veritas Capital Fund IV, L.P., acting as the Majority of Members

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Authorized Signatory

THE VERITAS CAPITAL FUND IV, L.P.
By:	Veritas Capital Partners IV, L.L.C., its General Partner

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

VERITAS CAPITAL PARTNERS IV, L.C.C.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

RAMZI M. MUSALLAM

By:	/s/ Ramzi M. Musallam